UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2022

Commission File Number: 001-41339

Swvl Holdings Corp

The Offices 4, One Central

Dubai World Trade Centre

Dubai, United Arab Emirates

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Private Placement of Ordinary Shares and Warrants.

On August 10, 2022, Swvl Holdings Corp (the “Company”) issued a press release announcing that it has entered into a securities purchase agreement (the “Securities Purchase Agreement”) with a single U.S. institutional investor (the “Purchaser”).

The Securities Purchase Agreement contains customary representations and warranties by the Company and subjects the Company to customary indemnification obligations. Pursuant to the terms of the Securities Purchase Agreement, the Company agreed to, among other things, refrain from (i) issuing, entering into any agreement to issue or announcing the issuance or proposed issuance of certain of its securities (including Ordinary Shares to B. Riley Securities, Inc. and B. Riley Principal Capital, LLC in connection with its previously announced committed equity facility (the “B. Riley Facility”)) for a period commencing August 10, 2022 until the date that is 60 calendar days after the date that the U.S. Securities and Exchange Commission (the “SEC”) declares effective the registration statement registering the resale of the Ordinary Shares and Ordinary Shares issuable upon exercise of the Warrants (such registration statement, the “Registration Statement”, and such date of effectiveness, the “Effective Date”) (or, in the event of a “review” by the SEC of the Registration Statement, 30 days after the Effective Date) (such period, the “Restricted Period”) and (ii) entering into variable rate transactions (as defined in the Securities Purchase Agreement), subject to certain exceptions, for a period of 12 months after the Effective Date. A copy of the press release is furnished herewith as Exhibit 99.1 to this Report of Foreign Private Issuer on Form 6-K.

Under the Securities Purchase Agreement, the Company agreed to sell, and the Purchaser agreed to purchase, 12,121,214 Class A Ordinary Shares of the Company (“Ordinary Shares”) at a purchase price of $1.65 per Ordinary Share, which purchase price included series A and series B warrants of the Company immediately exercisable upon issuance for one Ordinary Share at an exercise price of $1.65 (such transactions, the “Private Placement”). The series A warrants provide the right to purchase up to 12,121,214 Ordinary Shares for a period of five years (the “Series A Warrants”). The series B warrants provide the right to purchase up to 6,060,607 Ordinary Shares for a period of two years (the “Series B Warrants”, and together with the Series A Warrants, the “Warrants”). The Private Placement is expected to close on or about August 12, 2022 and remains subject to customary closing conditions. A.G.P./Alliance Global Partners (the “Placement Agent”) acted as the sole placement agent for the Private Placement. The Placement Agent will receive customary compensation for its services, including the issuance thereto of 121,212 Ordinary Shares.

The Company previously disclosed that it expects to utilize approximately $50,000,000 of the B. Riley Facility in the third calendar quarter of 2022, assuming that the requisite conditions to its use were satisfied during such period. The Company had also disclosed that its actual use of the facility could be higher or lower depending on a number of factors, such as working capital needs, acquisitions, cost of capital and liquidity in its common stock. In light of the approximately $20,000,000 in gross proceeds from the Private Placement, the Company has adjusted its previously disclosed estimate of $50,000,000 downwards on a dollar-for-dollar-basis to $30,000,000. As of the date hereof, the Company has raised approximately $9.2 million of proceeds from the B. Riley Facility. As a result of the covenant not to utilize the B. Riley Facility during the Restricted Period, the Company currently believes that some or all of the remaining approximately $20.8 million estimated use of such facility will now occur in the fourth calendar quarter of 2022.

In connection with the Private Placement, the Company also entered into a registration rights agreement (the “Registration Rights Agreement”) pursuant to which the Company agreed to, among other things, (i) file the Registration Statement no later than August 30, 2022 and (ii) use its reasonable best efforts to cause the Registration Statement to become effective as promptly as practicable thereafter, and, in any event no later than 90 days after the closing of the Private Placement.

In connection with the Private Placement, certain of the directors of the Company, pursuant to lock-up agreements similar in form to the lock-up agreements to which certain of the Company’s officers and directors are currently subject (the “Lock-Up Agreements”), agreed not to sell or transfer any of the Company’s securities which they currently hold, subject to certain exceptions, during the Restricted Period.

The foregoing descriptions of the Securities Purchase Agreement, Warrants, Registration Rights Agreement and form of Lock-Up Agreement are qualified in their entirety by reference herein to such agreements, copies or forms of which are attached as Exhibits 99.2, 99.3, 99.4, 99.5 and 99.6 to this Report of Foreign Private Issuer on Form 6-K.

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	Press Release, dated August 10, 2022

99.2	Securities Purchase Agreement, by and between the Company and the Purchaser, dated August 10, 2022

99.3	Form of Five Year Warrant

99.4	Form of Two Year Warrant

99.5	Registration Rights Agreement, by and between the Company and the Purchaser, dated August 10, 2022

99.6	Form of Lock-Up Agreement

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SWVL HOLDINGS CORP

Date: August 11, 2022	By:	/s/ Youssef Salem
	Name:	Youssef Salem
	Title:	Chief Financial Officer